

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2016

<u>Via E-mail</u>

Robert J. Rawn
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166

> **Re:** **Silgan Holdings Inc.**
> **Schedule TO-I**
> **Filed October 17, 2016**
> **File No. 005-53165**

Dear Mr. Rawn:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**<u>Offer to Purchase</u>**

1. You disclose on pages 12 and 22 that in the event you have to prorate the shares tendered you do not expect to commence payment for any shares purchased to the offer until approximately seven business days after the expiration date. We do not believe such payment would be "prompt" payment pursuant to Rule 13e-4(f)(5) or Rule 14e-1(c). Please revise.

<u>Other Plans or Proposals, page 15</u>

2. You disclose on page 15 that you do not have "definitive" plans or proposals to conduct certain activities. Item 1006(c) of Regulation M-A does not limit your disclosure obligations to definitive plans or proposals; instead, it requires disclosure of **any** such plans or proposals. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions